October 23, 2009

By Facsimile and By EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 S St. NE

Washington, DC

USA

20549

Dear Mr. Spirgel:

Re:

Plaintree Systems Inc.

Form 20-F for Fiscal Year Ended March 31, 2008

File No. 000-25872

___________________________________________________________________________

This letter is in response to your letter dated September 3, 2009 in which you requested additional information following the review of the information provided to you in our letter dated August 20, 2009.  This letter, along with the letter dated October 9, 2009, represents the complete answer of Plaintree Systems Inc. (“Plaintree” or “Company”) to the request made in the September 3, 2009 letter. This letter contains the answer to the requests made in items 3 and 4 of the September 3, 2009 letter.  The answer of the Company to item 1 of the September 3, 2009 letter was provided in the October 9, 2009 letter.  We note that item 2 of the September 3, 2009 letter contained a statement and no information was requested.

For convenience, the text of items 3 and 4 of your September 3, 2009 letter has been set out below with the response provided below the same.  Please note that the responses provided below in this letter should be read in conjunction with the responses provided in Plaintree’s previous letters to the SEC on the subject matter if applicable.

We confirm the verbal acknowledgement received from Kenya Gumbs, Staff Accountant, Division of Corporate Finance, US Securities and Exchange Commission that you have no further issues regarding Plaintree’s status as a variable interest entity which was the subject matter of item 1 of the September 3, 2009 letter and that this matter can now be considered resolved.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

3.

We note that in your response to comment 1 that you began providing management services to affiliates of Targa in the first quarter of September 30, 2005.  We also note in your MD&A that these services are provided as requested by the related party and the arrangement is cancellable.  We also note that you generated management services revenues of $999,350, $2,014,500 and $1,545,750 in 2008, 2007 and 2006, respectively.  In this regard, tell us:

The nature of the services you provided to Triodetic and Hypernetics.

The nature of the costs you incur to provide these services.

Whether, and why, the $7,900/day you charge for providing these services are indicative of the fees that Triodetic and Hypernetics would pay to non related parties for these services.

The reasons for the significant fluctuations in revenues generated from these services between 2008, 2007, and 2006.  Since these services are provided as requested, tell us the reasons for the variability in the demand for these services.

The payments terms for these services.  Provide us a schedule showing since you began providing these services the amount charged and collected per year.

How your revenue accounting policy with regard to the revenues generated from these services is in accordance with SAB 101, as amended by SAB 104.

Whether subsequently to entering into these agreements you have realized any tax benefit associated with the use of Plaintree’s tax loss carryforwards.

Response:

Please note that on April 1, 2008 Plaintree was amalgamated with Hypernetics and Triodetic. As the amalgamation was a continuity of interest of companies under common control, the Company’s results for fiscal 2008 and 2007 have been restated to include the results of Hypernetics and Triodetic and therefore management services revenues involving these two companies have been eliminated on consolidation for those periods. The management services agreement was terminated on April 1, 2008 (fiscal 2009) due to the amalgamation of the three companies.

The nature of the services you provided to Triodetic and Hypernetics.

The Company provided a full range of management services including providing Hypernetics and Triodetic services equivalent to those provided by management in the following areas: Chief Executive Officer (CEO), Operations, Business Development, Finance and Accounting.   More specifically, as part of the management services provided under the management services agreement, the Company provided, among others, the following services:  business strategy development, implementation and evaluation, sales forecasting, customer relationship, budgeting, general accounting, financial statement preparation, tax returns, bank and account reconciliation, and material and equipment procurement, logistics, facilities management, production management and related functions.  In fact, the Company replaced all management services required by Hypernetics and Triodetic except those related to Engineering and Information Technology. The effect of entering into the management services agreement was that the management of Plaintree alleviated the need for Hypernetics and Triodetic to hire, pay and retain their own management personnel.  The management services were provided by four employees of the Company: the CEO, VP Operations, VP Mergers and Acquisition, and VP Sales and Marketing.

The nature of the costs you incur to provide these services.

The Company incurred the following types of expenses to provide management services pursuant to the management services agreement:  salaries (and benefits), facilities, supplies and related expenses including general overhead.

Whether, and why, the $7,900/day you charge for providing these services are indicative of the fees that Triodetic and Hypernetics would pay to non related parties for these services.

In examining the level of the daily fee charged under the management services agreement, it must be emphasized that the management services agreement was meant to eliminate the need for Hypernetics and Triodetic to hire their own management personnel and reflects the fact that by engaging the Company for these services both of Hypernetics and Triodetic were not required to take the risk of hiring their own staff (risk was on Company) and allowed them to save employee related incidental costs (such as benefits and payroll taxes).  The Company determined the daily fee to be charged under the management services agreement by: examining the fee charged to Plaintree by its former CEO prior to the acquisition by Targa of its interest in Plaintree; and by reviewing the mark-up rates charged by other third party service providers of management services.  The rate was then approved by the board of directors of the Company after a review of the relevant data.

The reasons for the significant fluctuations in revenues generated from these services between 2008, 2007 and 2006. Since these services are provided as requested, tell us the reasons for the variability in the demand for these services.

In fiscal 2006, the management fees were solely generated from Hypernetics and only represented a partial year as the delivery of the management services agreement did not commence until the second quarter of fiscal 2006.

Fiscal 2007 represented the first full year under the management services agreement.  In addition, Triodetic was acquired by the owners of Targa during fiscal 2007 and was added to the management services agreement shortly after being acquired.

During fiscal 2008, the process to acquire Triodetic and Hypernetics was underway.  This process required more management time to be dedicated to the Company resulting in lower management services fees derived from Hypernetics and Triodetic.

The payments terms for these services. Provide us a schedule showing since you began providing the amount charged and collected per year.

Payments for the management services were due to the Company upon delivery of an invoice for the services rendered.  However in practice due to the fact that the companies were all related parties, over the three year term of the management services agreement the cashflow requirements of the Company, Hypernetics and Triodetic were assessed and amounts were collected by the Company as needed and amounts due from Hypernetics and Triodetic were tracked in detail and agreed to and reconciled by each company at each period end. Of the three companies, Plaintree was the only company in financial difficulty, both Hypernetics and Triodetic had ongoing operations and significant assets (including good cash flow from operations) therefore there was no reason for management of the Company to believe that collectability was not reasonably assured. The actual fees and cash movements related to the management services are noted in the table below:

	Opening Balance [A]	Charged [B]	Collected [C]	Balance A+B-C
Fiscal 2006	$0	$1,545,750	$500,000	$1,045,750
Fiscal 2007	$1,045,750	$2,014,500	$1,875,250	$1,185,000
Fiscal 2008	$1,185,000	$999,350	$1,757,750	$426,600
Fiscal 2009	$426,600	$0	$426,600(1)	$0

(1)

Amount was paid in full in cash on April 1, 2008 just prior to the completion of the amalgamation.

How your revenue accounting policy with regard to the revenues generated from these services is in accordance with SAB 101, as amended by SAB 104.

The Company’s revenue recognition policy states with regard to Management Fees, that revenue is recognized when services are delivered when the fees are fixed and determinable, when there is persuasive evidence of an arrangement and collection is reasonably assured.

SAB 101 as amended by  SAB 104 is comprised of the following four key criteria:

a) Persuasive evidence of an arrangement exists;

The management service agreement between the Company and Targa Group Inc. was signed on April 1, 2005.  Prior to its execution, the Company’s board of directors approved of the form of the agreement.

b) Delivery has occurred or services rendered;

The number of days of management services provided by the Company to Hypernetics and Triodetic were tracked and billed to those companies on a quarterly basis.  The table below sets out the number of days billed to Hypernetics and Triodetic for management services during the period from fiscal 2006 to the end of fiscal 2008, when the agreement terminated.

Company Billed	Fiscal 2006	Fiscal 2007	Fiscal 2008	Total
Hypernetics	183 days	226 days	54 days	463 days
Triodetic	12.5 days	29 days	72.5 days	114 days
	195.5 days	255 days	126.5 days

Please note that the Company experienced a low level of business activity during the periods referenced in the table above thereby requiring only a nominal amount of management time as compared to the time required to manage Hypernetics and Triodetic which had significant ongoing operations.

As described earlier in this response, management services included the following types of services:

(i)

The Company’s CEO provided the services of overall management, including strategic direction and oversight, to Hypernetics and Triodetic.

(ii)

The Company’s VP Sales and Marketing provided general marketing and sales support management including maintaining customer relationships, developing business strategies for new products and customers.

(iii)

The Company’s VP Operations provided manufacturing management services for Hypernetics and Triodetic overseeing production, materials, procurement, logistics and facility functions as well as providing financial reporting and accounting services for Hypernetics and Triodetic.

(iv)

The Company’s VP Mergers and Acquisitions focused on managing Hypernetics and Triodetic’s strategic alliances, business combinations and new acquisitions to grow and strengthen the existing company structures.

c) Seller’s price to the buyer is fixed or determinable;

The fee for the management services pursuant to the management services agreement was fixed at $7,900/day, and as discussed previously in this letter, the fee was determined by the Company’s  management based on: the daily rate charged by the Company’s former CEO; and a review of mark-ups charged by other third party service providers of management service.

d)  Collectability is reasonably assured.

As both Hypernetics and Triodetic had ongoing successful businesses and had valuable assets, including cash from operations, the collection of fees was reasonably assured by their strength.  In addition, all management services fees were collected at the time of the completion of the amalgamation transaction between the Company, Triodetic and Hypernetics (April 2008).

Whether subsequently to entering into these agreements you have realized any tax benefit associated with the use of Plaintree’s tax losses carryforwards.

Plaintree was able to use tax loss carry forwards against earned profits during the period from fiscal 2006 to the termination of the management services agreement on April 1, 2008 as follows:

Fiscal 2006

$0 (Plaintree incurred operating loss)

Fiscal 2007

$969,752

Fiscal 2008

$70,453

Fiscal 2009

 N/A (agreement was terminated at beginning of the first day of the fiscal year (April 1, 2008).

Notes to financial statements

No 5   Due from related parties, page 8

4.

We note the significant “Due from related parties” balance outstanding at March 31, 2008 and March 31, 2007.  Provide us supplementally with a schedule showing the movement of this account from March 31, 2006 through March 31, 2009.  We also note that you have loans receivable outstanding from related parties of $4,677,393 at March 31, 2008 and of $2,531,631 at March 31, 2007.  Tell us the business rationale for making these loans to related parties of Targa.  Tell us the loan receivable balance outstanding at March 31, 2009.  At each balance sheet date:  (1) tell us how you evaluated and concluded that these loans were collectible and (2) tell us why you concluded appropriate to classify these loans receivable as current asset.  In this regard, we note in note 5 to the financial statements of Hypernetics Limited that Plaintree and the senior officer have agreed not to demand repayment over the next fiscal year and, accordingly, these amounts have been classified as long-term.

Response:

We note the significant “Due from related parties” balance outstanding at March 31, 2008 and March 31, 2007.  Provide us supplementally with a schedule showing the movement of this account from March 31, 2006 through March 31, 2009.

Please see table below:

DUE TO RELATED PARTIES
Fiscal	Management Fees [A]	Additions [B]	Payments [C]	Management Fee Balance A+B-C [D]	Loan(1) [E]	Loan Advances [F]	Loan Payment [G]	Loan Balance E+F-G [H]	Total Balance D+H
2006	$0	$1,545,750	500,000	$1,045,750	-	$510,959		$510,959	$1,556,709
2007	$1,045,750	$2,014,500	$1,875,250	$1,185,000	$510,959	$2,048,271		$2,559,230	$3,744,230
2008	$1,185,000	$999,350	$1,757,750	$426,600	$2,559,230	$2,157,200	$39,037	$4,677,393	$5,103,993
2009	$426,600	$0	$426,600	$0	$4,677,393	$313,579	$4,677,393	$313,579	$313,579

We also note that you have loans receivable outstanding from related parties of $4,677,393 at March 31, 2008 and of $2,531,631 at March 31, 2007. Tell us the business rationale for making these loans to related parties of Targa. Tell us the loan receivable balance outstanding at March 31, 2009-.

The interest bearing loans were made by the Company to related parties as part of the overall cash management of this group of related companies.  The use of the funds received by the Company on the payment of the management services fee invoices was based on an examination of the cash flow requirements of the three related companies.

At March 31, 2009, the loan receivable balance was $313,579, due from another affiliate of Targa.

At each balance sheet date: (1) tell us how you evaluated and concluded that these loans were collectible and (2) tell us why you concluded appropriate to classify these loans receivable as current asset.

Loans were made to related parties, all of which had the resources or access to the resources to repay the loans. At each balance sheet date, the loans were demand loans and could be called at any point by the Company, and hence were classified as current receivables.

In this regard, we note in note 5 to the financial statements of Hypernetics Limited that Plaintree and the senior officer have agreed not to demand payment over the next fiscal year and , accordingly, these amounts have been classified as long-term.

Note 5 of Hypernetics’ unaudited financial statements for the seven months ended March 31 2008 incorrectly included a postponement of debt to the Company and to a senior officer.  This debt was repaid in April 2008 to both parties and, as a result, debt totalling $2,091,867 should have been classified as a current liability. However, the balance sheet reclassification to correct this error was not deemed to be material by the Company as it did not impact Hypernetics’ income statement or debt covenants.

**********

The Company also acknowledges the following:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

(ii)

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and

(iii)

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have additional questions or require further clarification.

Yours truly,

Plaintree Systems Inc.

”Lynn Saunders”

per:

Lynn Saunders

Chief Financial Officer